QuickLinks -- Click here to rapidly navigate through this document

ADVANCE AGREEMENT

    THIS ADVANCE AGREEMENT is dated as of October 17, 2001 (this "Agreement"), by and between CIDCO, INCORPORATED, a Delaware corporation ("Company"), and EARTHLINK, INC., a Delaware corporation ("Lender").

Preliminary Statement

    A.  The Company is currently in the process of being acquired by the Lender (the "Acquisition") pursuant to the Agreement and Plan of Merger by and among the Company, the Lender and a subsidiary of Lender (the "Acquisition Agreement");

    B.  The Company and Lender each desire to establish certain arrangements for Lender to make loans of funds to the Company during the pendancy of the Acquisition.

    Accordingly, in consideration of the premises, the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company and Lender agree as follows:

ARTICLE I

DEFINITIONS

    All capitalized terms not otherwise defined herein shall have the meanings for such terms in the Acquisition Agreement.

    1.01.  Definitions.  As used in this Agreement, the following terms have the respective meanings indicated below (such meanings to be applicable equally to both the singular and plural forms of such terms):

    "Acquisition Agreement" has the meaning set forth in the preambles hereto.

    "Advance" means each loan advance by Lender to the Company, which shall constitute a loan to and indebtedness of the Company to Lender pursuant to Section 2.01(a) hereof.

    "Advance Debt" means the total amount of loan obligations loaned to the Company and to be repaid by the Company to Lender as set forth herein.

    "Affiliate" means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with another Person.

    "Business Day" means a day of the year on which Lender is open for business in Atlanta, Georgia.

    "Contingent Liability" means, as to any Person, any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt or obligation of another in any manner, whether directly or indirectly, including without limitation any obligation of such Person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or any security for the payment of thereof, (b) to purchase property or services for the purpose of assuring the owner of such Debt of its payment, or (c) to maintain the solvency, working capital, equity, cash flow, fixed charge or other coverage ratio, or any other financial condition of the primary obligor so as to enable the primary obligor to pay any Debt or to comply with any agreement relating to any Debt or obligation.

    "Debt" means all obligations, contingent or otherwise, which in accordance with GAAP should be classified on the balance sheet as liabilities, and in any event including capital leases, Contingent Liabilities that are required to be disclosed and quantified in notes to financial statements in accordance with GAAP, and liabilities secured by any lien on any Property, regardless of whether such secured liability is with or without recourse.

    "Deed of Trust" means that certain deed of trust given by the Company in favor of the Lender to secure the indebtedness arising hereunder.

    "Default" means any event specified in Section 5.01 hereof, whether or not any requirement for the giving of notice or lapse of time has yet been satisfied.

    "Distribution" means any declaration or payment of a distribution, interest or dividend on any equity interest; any distribution or advance to a shareholder or other equity holder; or any purchase, redemption, or other acquisition or retirement for value of any equity interest.

    "Effective Date" means the later of (i) the date of this Agreement and (ii) the first date on which all applicable conditions set forth in Article III have been fulfilled.

    "Event of Default" means any of the events specified in Section 5.01 of this Agreement, provided any requirement for the giving of notice or lapse of time has been satisfied.

    "Financing" means the closing by the Company of a sale of securities or a debt financing transaction where the Company or any of its subsidiaries receives any monetary benefit except for transactions involving the issuance of Company stock upon the exercise of stock options granted under the Company stock option plan(s) in effect as of the date hereof.

    "GAAP" means generally accepted accounting principles applied on a consistent basis.

    "Governmental Body" means any arbitrator, governmental official, or state, commonwealth, federal, foreign, territorial, or other court or governmental body, including any subdivision, agency, department, commission, board, bureau or instrumentality.

    "Interest Rate" means a fluctuating interest rate per annum equal to the Prime Rate.

    "Law" means any law, statute, rule, regulation, order or decree of any Governmental Body.

    "Litigation" means any proceeding, claim or investigation conducted or threatened by or before any Governmental Body.

    "Loan Documents" means this Agreement, the promissory note, the Mortgage and the Security Agreement and all certificates, instruments and agreements delivered by any Person in connection with the foregoing.

    "Material Adverse Change" means a material and adverse change in Company's financial condition, Properties, business or affairs.

    "Maturity Date" means the earlier of: (i) the date the Acquisition Agreement is terminated (prior to consummation) by any party and for any reason, and (ii) the date the Merger is consummated.

    "Person" means an individual, partnership, joint venture, corporation, limited liability Company, trust, Governmental Body or unincorporated organization.

    "Prime Rate" means the prime rate announced by Bank of America at its office in Atlanta and in effect on the last business day of a calendar month, effective for the next month.

    "Rights" means rights, remedies, powers and privileges.

    "Solvent" means, with respect to any Person, that on such date (a) the fair value of the Property of such Person is greater than the total amount of liabilities (including Contingent Liabilities) of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature, and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's Property would constitute an unreasonably small capital.

    "Security Agreement" means that certain security agreement of even date herewith securing the indebtedness arising hereunder.

    "Subsidiary" means, as to any Person, any corporation or Company at least 50% of whose securities having ordinary voting power (other than securities having such power only by reason of happening of a contingency) are owned by such Person, or one or more Subsidiaries of that Person, or a combination thereof.

    "Taxes" means all taxes, assessments, fees or other charges imposed by any Law or Governmental Body.

ARTICLE II

LOAN ADVANCES; PROCEDURES

    2.01.  Advances; Loan Obligations.

    (a) Subject to the terms and conditions set forth therein, after the date hereof and prior to the Maturity Date, Lender may make loans to the Company up to an aggregate maximum of Five Million Dollars ($5,000,000) (the "Advance Debt"). Once repaid, no portion of any Advance may be reborrowed.

    (b) The Lender may, but is not obligated to, make any Advances whatsoever to the Company under this Agreement or otherwise, but the Lender may in its sole discretion make Advances to the Company upon proper request and pursuant to the terms of this Agreement.

    (c) To evidence the indebtedness of the Company to Lender hereunder, the Company shall execute and deliver to Lender one or more promissory notes (such notes, as amended, modified, supplemented, extended or replaced, a "Note"), provided, that execution of a Note is not a requirement for the existence of any such indebtedness, and all indebtedness incurred by the Company hereunder shall exist independently of any such Note. The Lender will maintain records reflecting the Company's outstanding indebtedness hereunder, which shall be the official records of all indebtedness hereunder. Failure to make notation of any Advance, however, will not affect the obligations of Company. Entries in such records will be conclusive, absent manifest error. Lender may send the Company schedules from time to time listing the amount of each Advance. If the Company does not agree with a schedule, it must immediately notify Lender in writing of the objections. Company's failure to notify Lender of an objection within 15 calendar days of receipt of a schedule shall constitute an acceptance of the schedule as to the financial obligations therein.

    2.02.  Security Interest.  The Lender shall have and be entitled to a first priority security in the assets of the Company to the extent of the total amount of Advance Debt (the "Security Interest"). Such Security Interest may be evidenced by a separate security agreement and by one or more financing statements to be filed in the appropriate jurisdictions. The Company and its representatives shall cooperate and communicate in good faith to assist the Lender in making all filings and all other actions necessary to implement the Lender's Security Interest, provided, that the Security Interest shall exist irrespective of any such filings or security agreement.

    2.03.  Interest on Advances.  The Advance Debt loaned to the Company hereunder shall bear interest at a per annum rate equal to the Interest Rate plus 1.0% per annum. All accrued interest on the Advances is due and payable in full on the Maturity Date or as otherwise provided for in Section 2.05. During the existence of any Default, amounts owing hereunder shall bear interest at the Interest Rate plus 3.0% per annum from the date of the occurrence of the Default until such Default has been cured or waived.

    2.04.  Repayment of Advance Debt.

      (a)  Termination of Acquisition.  If the Acquisition Agreement is terminated prior to consummation of the Acquisition for any reason, $1.8 million of the amount loaned by the Lender to the Company (or the full amount loaned if less than $1.8 million) together with interest accrued and unpaid on such amount shall be immediately due and payable on the ninetieth (90th) day following such termination date. All amounts loaned in excess of $1.8 million (if any), together with interest accrued and unpaid on such amount, shall be paid in monthly installments, commencing on the ninetieth (90th) day following such termination date, in amounts equal to 25% of Company gross revenues in the previous month generated by and otherwise attributable to those Company customers who became Company customers during the fourth quarter of 2001 and the first quarter of 2002, with the balance of such amount, if any, being due and payable on the second anniversary of the termination of the Acquisition Agreement.

      (b)  Financing.  Upon any Financing, all amounts loaned by the Lender to the Company, together with accrued and unpaid interest on such amounts, shall become immediately due and payable.

    2.05.  Voluntary Prepayments.  The Company may, from time to time prior to the Maturity Date, prepay any amount of the Advance Debt to Lender, in whole or in part, upon one Business Day prior written notice to Lender. Each prepayment shall be accompanied by all interest accrued on the principal amount being prepaid.

    2.06.  Computations and Manner of Payments.  Interest on the total aggregate Advance Debt will be calculated on a simple interest basis for a year of 360 days, based on actual days elapsed. If any payment is due on a date that is not a Business Day, the due date will be extended to the next Business Day. Lender may, at any time and without notice to Company, apply monies received in payment of Company's obligations in such order of application as Lender shall determine. All payments shall be made in United States dollars and without set-off, counterclaim or other defense.

    2.07.  Advance Procedures; Determination.

      (a) For each Advance to the Company, the Company shall make a written request for such Advance to the Company (each, and "Advance Request"), which request shall detail the requested amount of the Advance, the date requested, the specific use of the Advance funds, confirming Continued Compliance (as set forth below), and other pertinent information (the "Advance Terms"). The Lender may request and receive other information from the Company in order to make its determination on each such Advance. All Advances shall be made on the Advance Terms as determined by the Lender in its sole discretion after good faith discussions with the Company.

      (b) For each Advance, the Advance shall be made pursuant to the terms hereof and the specific Advance Terms.

      (c) With each Advance Request, the Company shall confirm in writing, signed by the Chief Executive Officer of the Company, certifying that (i) no Default or Event of Default exists under this Agreement, (ii) the representations and warranties set forth herein and in the Acquisition Agreement are true and correct as of the date thereof, and (iii) Company has complied and is in compliance with all covenants, agreements and conditions to be complied with by it under the Acquisition Agreement, this Agreement and all other Loan Documents as of such date ("Continued Compliance").

    2.08.  Access; Information.  At all times when any Advance is outstanding under this Agreement, the Company shall grant to the Lender full and reasonable access to the books, records and officers of the Company to confirm the proper use of proceeds of each Advance, compliance with this Agreement, the Security Agreement and the Mortgage and other related purposes.

    2.09.  Use of Proceeds.  The use of the Advance funds loaned to the Company shall be used by the Company only as permitted by the Lender, and unless permitted by the Lender, such Advances shall be used only working capital of the Company in the ordinary course of business, consistent with past practices, and shall not be used for any extraordinary purposes. The Company may request a different use of Advance proceeds in its Advance Request.

ARTICLE III

CONDITIONS PRECEDENT

    3.01.  Conditions Precedent to Effectiveness.  The effectiveness of this Agreement is subject to fulfillment of the following conditions precedent:

      (a) Lender shall be satisfied, in its sole discretion, with Company's financial condition and business as of the Effective Date.

      (b) Company shall have executed and delivered to Lender all Loan Documents, in form and substance satisfactory to Lender.

      (c) Lender shall have received a certificate of the Chief Executive Officer of the Company certifying that (i) all the Loan Documents and the transactions contemplated therein have been duly and properly authorized and approved by the Company, and the Company has the corporate power and authority to enter into such transactions, and (ii) that by entering into the Loan Documents and carrying out the transactions contemplated therein, the Company will not breach, violate, conflict with or default under (x) any of its charter/governing documents ("Charter"), (y) any material contracts/agreements of any type (including loans, mortgages or any other similar agreement) ("Agreements"), or (z) any Law. The Lender may conclusively rely on such certificate without further investigation.

      (d) All proceedings of Company taken in connection with the transactions contemplated hereby, and all documents incidental thereto, shall be reasonably satisfactory in form and substance to Lender. Lender shall have received copies of all documents or other evidence that it may reasonably request in connection with such transactions.

      (e) The Mortgage and the Security Agreement shall have been executed and delivered by Company.

    3.02.  Representation at Time of Advances.  Each funding of an Advance by Lender shall constitute a representation by Company that on the date of such Advance funding, all of the provisions of Sections 2.08 (c) (Continued Compliance) and 3.01 (c) are true and correct.

    Lender may, in its sole discretion, request such other reasonable information from Company as it may deem necessary or appropriate to verify the truth and accuracy of the foregoing representation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES; COVENANTS

    Company represents and warrants that the following are true and correct:

    4.01.  Organization and Qualification.  Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Company is qualified to do business in all jurisdictions where the nature of its business or properties require such qualification except in jurisdictions where the failure to so qualify would not have a Material Adverse Effect.

    4.02.  Due Authorization; Validity.  The Company has been duly authorized to the execute, deliver and perform all of its obligations under the Loan Documents. No consent of any stockholder of

Company is required as a prerequisite to the validity and enforceability of its Loan Documents. Company has full legal right, power and authority to execute, deliver and perform under its Loan Documents. The Loan Documents constitute the legal, valid and binding obligations of Company, enforceable in accordance with their terms (subject as to enforcement of remedies to any applicable bankruptcy, reorganization, moratorium, or similar Laws or principles of equity affecting creditors' rights generally).

    4.03.  Conflicting Agreements and Other Matters.  The execution or delivery of any Loan Documents, and performance thereunder, do not conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of, or require any approval, action by or notice to any Governmental Body or other Person pursuant to any of the Charter, any Agreements or any Laws.

    4.04.  Financial Information.  The financial statements and other financial information (including projections and budgets) of the Company delivered to Lender are true and accurate and were prepared consistent with the books and records of the Company, and in good faith. With respect to financial statements, such materials are true and correct and present fairly the Company's financial condition and its results of operations as of the dates and for the periods shown, all in accordance with GAAP. The Company is Solvent.

    4.05.  Laws Regulating Incurrence of Debt.  No proceeds of any Advance will be used directly or indirectly to acquire any securities. No Advance will be used to purchase or carry margin stock (as defined in applicable Federal Reserve regulations), nor to extend credit to others to do so. Company is not subject to regulation under any Law that prohibits or restricts its incurrence of Debt in any material respect, including Laws relating to common or contract carriers.

    4.06.  Litigation.  There is no Litigation pending or, to the best of Company's knowledge, threatened against Company on the date hereof, except as disclosed by Company to Lender in writing and acknowledged by Lender prior to the date of this Agreement.

    4.07.  Disclosure.  Company has not made a material misstatement of fact, or failed to disclose any material fact necessary to make the facts disclosed not misleading, to Lender during the course of application for and negotiation of this Agreement or in connection with any transactions contemplated hereby. There is nothing known to Company that could result in a Material Adverse Effect, which is not set forth herein or in notices hereafter delivered to Lender.

    4.08.  Amendment of Organizational Documents; Distributions.  Company shall not amend or modify, or permit the amendment or modification of, its Charter in any respect. Company shall not declare or pay Distributions.

ARTICLE V

EVENTS OF DEFAULT

    5.01.  Events of Default.  Each of the following shall be an "Event of Default" hereunder, if the same shall occur for any reason whatsoever, whether voluntary or involuntary, by operation of Law or otherwise:

      (a) Company shall fail to pay any principal, interest, fees or other amounts payable under any Loan Documents when due;

      (b) Any representation or warranty of Company made in connection with this Agreement or any transactions contemplated hereby shall be incorrect or misleading in any material respect when given and such representation or warrant shall not be cured within five Business Days of written notice from Lender;

      (c) Company shall fail to perform or observe any other material term or covenant contained in any Loan Document, and such failure shall not be cured within five Business Days of written notice from Lender;

      (d) Any material provision of any Loan Documents shall, for any reason, not be valid and binding on Company, or shall be declared to be null and void; the validity or enforceability of any provision of any Loan Documents shall be contested by Company; or any breach, default or event of default shall occur or exist under any Loan Documents after any applicable grace period;

      (e) Any of the following shall occur: (i) Company shall make an assignment for the benefit of creditors, be insolvent or unable to pay its debts as they come due, or cease doing business as a going concern; (ii) Company shall petition any Governmental Body for the appointment of a trustee, receiver or liquidator of it or any of its assets, or shall commence any proceedings under any bankruptcy, reorganization, insolvency, moratorium, liquidation or other debtor relief Laws; (iii) any petition shall be filed, or any such proceedings shall be commenced, against Company under any such Laws and the same is not dismissed or otherwise discharged within 60 days, or an order, judgment or decree shall be entered approving such petition or appointing any trustee, receiver or liquidator for Company, or any of its assets; or (iv) any final order, judgment or decree shall be entered decreeing Company's dissolution, split-up or divestiture of assets;

      (f)  Except as contemplated by the Acquisition Agreement, Company shall have any material change in its ownership, management or control, without the prior consent of Lender (which shall not be unreasonably withheld); or

      (g) Lender shall determine in good faith that there has been a Material Adverse Change.

    5.02.  Remedies Upon Default; Customer Transfer.  If an Event of Default shall occur all amounts owing to Lender shall, to the extent permitted by applicable Law, become immediately due and payable without any action by Lender, and without diligence, presentment, demand, protest, notice of protest or intent to accelerate, or notice of any other kind, all of which are hereby waived to the fullest extent permitted by Law.

    5.03.  Cumulative Rights.  All Rights available to Lender under the Loan Documents shall be cumulative of and in addition to all other Rights under any other agreement, at Law or in equity. The acceptance by Lender at any time and from time to time of partial payment of any amount owing under any Loan Documents shall not be deemed to be a waiver of any Event of Default then existing. No waiver by Lender of an Event of Default shall be deemed to be a waiver of any default other than such Event of Default. No delay or omission by Lender in exercising any Right under the Loan Documents shall impair such Right or be construed as a waiver thereof or an acquiescence therein, nor shall any single or partial exercise of any Right preclude other or further exercise thereof, or the exercise of any other Right under the Loan Documents or otherwise.

ARTICLE VI

MISCELLANEOUS

    6.01.  Amendments and Waivers.  No amendment or waiver of any provision of any Loan Documents, nor consent to any departure by Company therefrom, shall be effective unless the same shall be in writing and signed by Lender, and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

    6.02.  Notices.  Unless otherwise provided herein, all notices, demands and other communications under the Loan Documents shall be in writing and shall be personally delivered, sent by confirmed facsimile, certified mail, postage prepaid, to the following addresses:

      (a) If to Company:

      Cidco, Incorporated
      220 Cochrane Circle
      Morgan Hill, CA 95037
      Facsimile: 408-776-2602
      Attention: Paul Locklin

      with a copy (which shall not constitute notice) to:

      Gray Cary Ware & Friedenrich LLLP
      400 Hamilton Ave.
      Palo Alto, CA 94301-1833
      Facsimile: 650-833-2001
      Attention: Diane H. Frankle, Esq.

      (b) If to Lender:

      EarthLink, Inc.
      1375 Peachtree St., 7 North
      Atlanta, GA 30309
      Attention: Samuel R. DeSimone, Jr.
      Facsimile: 404-287-4905

      with a copy (which shall not constitute notice) to:

      Hunton & Williams
      600 Peachtree Street, NE
      Bank of America Plaza, Suite 4100
      Atlanta, GA 30309
      Attention: W. Tinley Anderson, III
      Facsimile: 404-888-4190

or to such other address as any party shall hereafter designate in written notice to the other party. All notices, demands and other communications will be effective when so personally delivered or sent by telecopy or telex, or five days after being so mailed; provided, however, that notices to Lender pursuant to Section 2.02 hereof shall only be effective when received.

    6.03.  Parties in Interest.  The Loan Documents shall bind and inure to the benefit of the parties hereto, and their successors and assigns. Lender may from time to time assign its rights or obligations hereunder, but Company may not assign or transfer its rights or obligations hereunder (whether voluntarily or by operation of Law), without the prior written consent of Lender.

    6.04.  Costs, Expenses and Taxes.  Company agrees to pay (i) all costs and expenses of Lender in connection with the preparation and negotiation of any Loan Documents, including without limitation reasonable attorneys' fees, (ii) all reasonable costs and expenses (including reasonable attorneys' fees) of Lender in connection with any extension, modification, waiver or release of any Loan Documents, and (iii) all reasonable costs and expenses of Lender incurred in any work-out or enforcement of or in any dispute of any kind relating to any Loan Documents, including reasonable attorneys' fees and the costs and expenses of other consultants. Company shall pay any stamp, debt, recordation, withholding and other Taxes payable in connection with any Loan Documents or payments thereunder (other than Taxes on the overall net income of Lender), and agrees to save Lender harmless from and against all liabilities relating to any Taxes. All payments by Company shall be made free and clear of and without deduction for any Taxes (other than Taxes on the overall net income of Lender) of any nature now or hereafter existing.

    6.05.  Indemnification by Company.  Company agrees to indemnify, defend and hold harmless Lender and its Affiliates, directors, officers, agents, employees and representatives, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against any of them in any way relating to or arising out of any Loan Documents (excluding in connection with or as a result, in whole or in part, of the gross negligence or willful misconduct of any of them), any transaction directly related hereto or thereto, or any act, omission or transaction of Company or any of its Affiliates, or any of their directors, shareholders, officers, agents, employees or representatives; provided, however, that Company shall not indemnify, defend and hold harmless any indemnified Person for losses or damages that Company proves were caused by such Person's willful misconduct or gross negligence. Company agrees that Lender shall never be liable to Company for any consequential damages. This indemnity shall survive repayment of Company's obligations to Lender.

    6.06.  Rate Provision.  It is not the intention of any party to any Loan Documents to make an agreement violative of the Laws of any applicable jurisdiction relating to usury. In no event shall Company be obligated to pay any amount in excess of the maximum amount of interest permitted under applicable Law. If from any circumstance Lender shall ever receive anything of value deemed excess interest under applicable Law, an amount equal to such excess shall be applied to the reduction of the principal amount of outstanding Advances and any remainder shall be refunded to the payor.

    6.07.  Severability; Counterparts.  If any provision of any Loan Documents is held to be illegal, invalid or unenforceable under present or future Laws during the term thereof, such provision shall be fully severable, and the Loan Documents shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part thereof. This Agreement and the other Loan Documents may be executed in any number of counterparts.

    6.08.  Governing Law.  This Agreement and the other Loan Documents shall be governed by and construed in accordance with the laws of the State of Georgia. The state and federal courts located in Georgia, including the U.S. District Court for the Northern District of Georgia, shall have jurisdiction to determine any claim or dispute pertaining to this Agreement, and the parties expressly submit and consent to such jurisdiction.

    6.09.  WAIVER OF JURY TRIAL.  TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE PARTIES HERETO WAIVE ANY RIGHT TO A TRIAL BY JURY OF ANY DISPUTE ARISING UNDER OR RELATING TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR ANY RELATED MATTERS.

    6.10.  ENTIRE AGREEMENT.  THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO ORAL AGREEMENTS BETWEEN THE PARTIES.

    6.11.  Further Assurances.  The Company shall execute all further and additional documents, agreements, waivers and consents, including, without limitation, financing statements, and take all such further and additional action as Lender may reasonably request with respect to this Agreement and the amounts borrowed by Company and advanced by Lender hereunder.

[signatures on following page]

    IN WITNESS WHEREOF, this Advance Agreement is executed as of the date first set forth above.

CIDCO, INCORPORATED
By:	/s/ Paul G. Locklin
Title:	President & CEO
EARTHLINK, INC.
By:	/s/ Nathaniel B. Cobb
Title:	Vice President, Strategy & Development

[Advance Agreement Signature Page]

QuickLinks

ADVANCE AGREEMENT